Exhibit 99.1

JIN MEDICAL INTERNATIONAL LTD.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held at 9.30 a.m. Beijing Time on January 30, 2024
(8.30 p.m. Eastern Time on January 29, 2024)
(Record Date — January 12, 2024)

To the Shareholders of Jin Medical International Ltd.:

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Jin Medical International Ltd. (the “Company”) at the extraordinary general meeting of shareholders of the Company (the “Meeting”) and at all adjournments and postponements thereof. The Meeting will be held at 9.30 a.m. Beijing Time on January 30, 2024 (January 29, 2024, at 8.30 p.m., Eastern Time), at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China, to consider and, if thought fit, passing and approving the following proposals:

1.      By way of an ordinary resolution, with effect from the date as determined by any director of the Company, being no later than March 31, 2024, to subdivide each of the issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each (“Proposal One”); and

2.      To transact other such business as may properly come before the Meeting or any adjournment thereof.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

Holders of record of the Company’s ordinary shares of a par value of US$0.001 each (“Ordinary Shares”) at the close of business on January 12, 2024 Eastern time (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each Ordinary Share entitles the holder thereof to one vote.

Your vote is important, regardless of the number of Ordinary Shares you own. Whether or not you plan to attend the Meeting in person, it is strongly recommended that you complete the enclosed proxy card in accordance with the instructions on the proxy card before the date of the Meeting, to ensure that your Ordinary Shares will be represented at this Meeting if you are unable to attend.

This notice and the accompanying proxy card is first being mailed to shareholders of the Company on or about January 16, 2024.

You are urged to review carefully the information contained in this notice prior to deciding how to vote your Ordinary Shares.

By Order of the Board,
/s/ Erqi Wang
Erqi Wang
Director and Chief Executive Officer
January 11, 2024

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

Important Notice Regarding the Availability of Proxy Materials
for the Extraordinary General Meeting to Be Held at 9.30 a.m. Beijing Time on January 30, 2024
(8.30 p.m. Eastern Time on January 29, 2024)

The Notice of Extraordinary General Meeting and Proxy Card are available at www.sec.gov.

JIN MEDICAL INTERNATIONAL LTD.

Notice to Shareholders
2023 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held at 9.30 a.m. Beijing Time on January 30, 2024
(8.30 p.m. Eastern Time on January 29, 2024) at
No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China

QUESTIONS AND ANSWERS ABOUT THIS NOTICE

Why am I receiving this notice?

This notice describes the proposals on which our Board would like you, as a shareholder, to vote upon at the Meeting, which will take place at 9.30 a.m. Beijing Time on January 30, 2024 (8.30 p.m. Eastern Time on January 29, 2024), at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China.

Shareholders are being asked to consider and, if thought fit, passing and approving the proposals to (i) subdivide the issued and unissued ordinary shares of the Company (“Ordinary Shares”) and (ii) transact other such business as may properly come before the Meeting or any adjournment thereof.

This notice and the accompanying proxy card also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this notice and the accompanying proxy card.

In this notice and the accompanying proxy card, we refer to Jin Medical International Ltd. as the “Company”, “we”, “us” or “our.”

Who can vote at this Meeting?

Shareholders who are registered holders of our Ordinary Shares, on January 12, 2024 (the “Record Date”) may attend and vote at this Meeting. There were 7,827,355 Ordinary Shares issued and outstanding on January 9, 2024. All Ordinary Shares shall have one vote per share.

What is the proxy card?

The card enables you to appoint a proxy, or if no proxy is indicated on the proxy form, Erqi Wang, the Chief Executive Officer and Director of the Company, as your representative at this Meeting. By completing and returning the proxy card, you are authorizing this representative to vote your Ordinary Shares at the Meeting in accordance with your instructions indicated on the proxy card. This way, your Ordinary Shares will be voted whether or not you attend this Meeting. Whether or not you plan to attend this Meeting, it is strongly recommended to complete and return your proxy card before this Meeting date just in case your plans change. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Meeting and vote your Ordinary Shares in person.

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” each of the proposals.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name on the register of members of the Company, you are a “shareholder of record” who may vote directly at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date, sign and return the enclosed proxy card to ensure that your vote is counted. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Meeting and vote your Ordinary Shares in person.

Beneficial Owner

If, on the Record Date, your Ordinary Shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of Ordinary Shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your Ordinary Shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these Ordinary Shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this notice and the accompanying proxy card; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Meeting and vote your Ordinary Shares in person. Each Ordinary Share that you own in your name entitles you to one vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted in accordance with your instructions. Your vote by mail must be received by 9.30 a.m. Beijing Time on January 29, 2024 (8.30 p.m. Eastern Time on January 28, 2024).

We encourage you to examine your proxy card closely to make sure you are voting all of your Ordinary Shares in the Company.

If you return a signed proxy card, but do not provide voting instructions, your shares will be voted FOR each of the proposals presented at the Meeting.

You may mail your proxy card to the following address:

Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

(2) You may submit your proxy online or by email. You may submit your proxy by following the instructions on the proxy card or by completing, signing, and dating your proxy card and returning a scanned copy of your proxy card by emailing to akotlova@bizsolaconsulting.com. Your vote online or by email must be received by 9.30 a.m. Beijing Time on January 29, 2024 (8.30 p.m. Eastern Time on January 28, 2024).

(3) You may vote in person at the Meeting. We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this notice and the accompanying proxy card, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided in accordance with the instructions on the proxy card or by email as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

•        sending a written notice to Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764 stating that you would like to revoke your proxy of a particular date;

•        signing another proxy card with a later date and returning it to Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764 before the polls close at this Meeting; or

•        attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts with brokerage firms. Please sign and return all proxy cards to ensure that all of your Ordinary Shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the Company at ir@zhjmedical.com with any questions about proposals described in this notice and the accompanying proxy card or how to execute your vote.

THE EXTRAORDINARY GENERAL MEETING

General

We are furnishing this notice and the accompanying proxy card to you, as a shareholder of Jin Medical International Ltd., as part of the solicitation of proxies by our Board for use at the Meeting to be held on January 30, 2024 at 9.30 a.m. Beijing Time (8.30 p.m. Eastern Time on January 29, 2024), and any adjournment or postponement thereof. This notice and the accompanying proxy card is first being furnished to shareholders on or about January 16, 2024. This notice and the accompanying proxy card provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held at 9.30 a.m. Beijing Time on January 30, 2024 (8.30 p.m. Eastern Time on January 29, 2024), at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China, or such other date, time and place to which the Meeting may be adjourned or postponed.

Purpose of the Meeting

At the Meeting, the Company will ask shareholders to consider and vote upon the following proposals:

1.      By way of an ordinary resolution, with effect from the date as determined by any director of the Company, being no later than March 31, 2024, to subdivide each of the issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each (“Proposal One”); and

2.      To transact other such business as may properly come before the Meeting or any adjournment thereof.

Record Date and Voting Power

Our Board fixed the close of business on January 12, 2024 Eastern time, as the record date for the determination of the issued and outstanding Ordinary Shares entitled to notice of, and to vote on, the matters presented at this Meeting. As of January 9, 2024, there were 7,827,355 Ordinary Shares issued and outstanding. Each Ordinary Share entitles the holder thereof to one vote.

Quorum and Required Vote

A quorum of shareholders is necessary to hold a valid meeting. One or more shareholders who together hold Ordinary Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Ordinary Shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

Proposal One and Proposal Two require the affirmative vote of a simple majority of the Ordinary Shares represented in person or by proxy and entitled to vote at the Meeting.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending this Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this notice and the accompanying proxy card, and the cost of soliciting proxies relating to this Meeting, will be borne by the Company. If any additional solicitation of the holders of our issued and outstanding Ordinary Shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

None of Cayman Islands law or our Memorandum and Articles of Association, as amended and restated, provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at this Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact the Company at ir@zhjmedical.com with any questions about proposals described in this notice and the accompanying proxy card or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China.

PROPOSAL ONE — SHARE SUBDIVISION

Overview

The Company proposes to, with effect from the date as determined by any director of the Company, being no later than March 31, 2024, subdivide each of the issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each, such that the authorized share capital of the Company will be US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each (the “Share Subdivision”).

On September 25, 2023, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. On December 18, 2023, the Company received a letter (the “Delisting Letter”) from Nasdaq notifying the Company that it had failed to provide a detailed plan to support a decision for further time for compliance. Additionally, Nasdaq staff (the “Staff”) determined that the Company did not meet the 300 Round Lot Holder requirement for initial listing on the Nasdaq Capital Market. Nasdaq Staff has determined to initiate procedures to delist the Company’s securities from Nasdaq. Unless the Company requests an appeal of that determination, trading of the Company’s ordinary shares will be suspended at the opening of business on December 28, 2023.

The Company has submitted a request for a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay the suspension of the Company’s securities pending the Panel’s decision. Subsequently on December 20, 2023, the Company received a letter from Nasdaq indicating that the delisting action has been stayed, pending a final written decision by the Panel. The hearing before the Panel will be held on March 14, 2024. At the hearing, the Company must demonstrate its ability to regain compliance with the particular deficiencies cited by Staff, as well as its ability to sustain long-term compliance with all applicable maintenance criteria.

The Directors are of the view that the Share Subdivision will enable the Company to increase the number of shares outstanding, increase the affordability of the shares of the Company and improve trading liquidity, and may increase the number of shareholders of the Company in order to fulfil the continuing listing requirements of Nasdaq. There were 7,827,355 Ordinary Shares issued and outstanding on January 9, 2024.

If the Share Subdivision proposal is approved by shareholders, the Directors will be authorized to determine a record date for the effectiveness of the Share Subdivision, which will be publicly disclosed to shareholders by a Current Report on Form 6-K.

Vote Required

The Share Subdivision will be approved if a simple majority of the Ordinary Shares represented in person or by proxy and entitled to vote at the Meeting vote “FOR” the Share Subdivision set forth in the proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE SHARE SUBDIVISION.

OTHER MATTERS

Our Board knows of no other matter to be presented at the Meeting, other than the proposal to transact other such business as may properly come before the Meeting or any adjournment thereof.

OTHER INFORMATION

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the Meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy.

Delivery of Proxy Materials to Households

Only one copy of this notice and the accompanying proxy card is being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the Meeting are being included for each account at the shared address. Registered shareholders who share an address and would like to receive a separate copy of this notice and the accompanying proxy card, or have questions regarding the householding process, may contact the Company’s transfer agent, Transhare Corporation. Promptly upon request, a separate copy of this notice and the accompanying proxy card will be sent. By contacting the Company’s transfer agent, Transhare Corporation, registered shareholders sharing an address can also (i) notify the Company that the registered shareholders wish to receive separate annual reports to shareholders, meeting notices and/or Notices of Internet Availability of Proxy Materials, as applicable, in the future or (ii) request delivery of a single copy of meeting notices in the future if registered shareholders at the shared address are receiving multiple copies.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own shares of our Ordinary Shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this notice and the accompanying proxy card or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the SEC. Such reports and other information are available on the SEC’s website at www.sec.gov. shareholders who have questions in regard to any aspect of the matters discussed in this notice should contact Erqi Wang, our Chief Executive Officer, at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China, or by telephone at +86-519 89607972.